Mississippi Plaza
201 N. Harrison St.
Davenport, IA 52801-1939
www.lee.net
Carl G. Schmidt
Vice President, Chief Financial Officer
and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

March 24, 2006

Mr. Joseph A. Foti

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Re:	Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2005
Commission File No. 1-6227

Dear Mr. Foti:

The following is in response to your March 10, 2006 letter.

Comment 1

The reasons for the differences between the amounts summarized in the Bearing Point report and the Company’s purchase price allocation relate to the classification of a separate pool of intangible assets for the investment in Tucson (TNI Partners, which is accounted for under the equity method and included in long-term investments in the purchase price allocation detailed in Note 2 to the Consolidated Financial Statements and which intangibles are disclosed in Note 4 of the consolidated Financial Statements) and the existence of a 5% minority interest in St. Louis Post-Dispatch LLC (PD LLC), as described in Note 1 to the Consolidated Financial Statements. Accordingly, only the 95% interest was recorded related to these intangibles. A reconciliation of amounts from the Bearing Point report to the Form 10-K follows:

(Thousands)	Customer Lists	Subscriber Lists	Mastheads
Bearing Point summary	614,012	59,311	61,052
Less:
TNI Partners	78,878	7,894	5,864
PD LLC 5% minority interest	18,404	1,513	2,069
2005 Form 10-K	516,730	49,902	53,118

Comment 2

The Company engaged Bearing Point, Inc. to assist in the comprehensive valuation of the tangible and intangible assets of Pulitzer, including a determination of the estimated useful lives of intangible assets. The Company utilized the requirements of FASB 142 in its valuation process.

The “churn” or attrition rates are only one of several factors that affect the estimated useful lives of the advertiser lists. The other determinative factors are the expected future revenue growth from existing advertisers and the operating margins generated by such advertisers.

The future attrition rates utilized in the valuation were developed by analyzing actual data from 2003 and 2004 for each of the newspapers included in the acquisition. The amount of revenue dollars that was lost due to inactive accounts over a twelve month period was compared to the base year noted above to develop an attrition rate. The attrition rate (survivorship) for each specific newspaper is shown in the valuation report (Exhibits 2.1 through 2.15) that was forwarded previously. The historical detail that supports the determination of future attrition rates will be forwarded under separate cover, as the Company requests this information remain confidential.

The useful lives of customer lists were further determined by the point at which 95% of the expected future value is achieved based on the cash flow generated by such customer lists. As discussed above, the cash flow is influenced by the expected future revenue growth, operating margins and the attrition rate. Exhibit 2.1 in the report forwarded previously details the calculation of the useful life for the largest of the Pulitzer newspapers, the St. Louis Post-Dispatch. Ninety-five percent of the expected future value is obtained in year 2029, which is 24 years after the acquisition. Once the useful life for each individual customer list was determined, it was weighted by the expected future revenue to determine a weighted average useful life for the overall intangible asset, resulting in the life of 21 years.

* * * *

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt

Vice President, Chief Financial Officer and Treasurer

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